Mail Stop 3561

March 18, 2008

Mr. John H. Marmaduke
President and Chief Executive Officer
Hastings Entertainment, Inc.
3601 Plains Boulevard
Amarillo, Texas 79102

      RE: **Hastings Entertainment, Inc.**
                  Form 10-K for Fiscal Year Ended January 31, 2007
                  Filed April 20, 2007
                  File No. 0-24381

Dear Mr. Marmaduke:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        William Thompson
                        Accounting Branch Chief